UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0)1223 692000 Fax: +44 (0)1223 692001 www.csr.com

CSR plc

(Incorporated and registered

in England and Wales, number 04187346)

NOTICE OF GENERAL MEETING

26 February 2013

Notice of a general meeting of CSR plc (the “Company”) to be held at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ on Thursday 14 March 2013 at noon (the “General Meeting”) is set out in this circular.

Whether or not you propose to attend the General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form.

The proxy form must be received not less than 48 hours before the time set for the holding of the General Meeting.

THIS DOCUMENT AND THE ACCOMPANYING PROXY FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action you should take, you should immediately consult your independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in CSR plc, please hand this document and the accompanying proxy form to the purchaser or transferee, or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Dear Shareholder

Proposed Share Buyback

1.	Introduction

On 21 February 2013, we announced our audited financial results for the 52 week period ended 28 December 2012. In that announcement, we were pleased to be able to report record revenues of $1,025.4 million and underlying profit of $55.4 million (IFRS profit of $51.2 million). At the end of the financial period, the Company had cash resources of $333.3 million, notwithstanding the return of $285 million to shareholders via a tender offer which was completed in November 2012.

Given the strength of our financial position, our confidence in future prospects and our focus on delivering returns to shareholders, the board of directors of the Company (the “Board”) is proposing to undertake a buyback of the Company’s shares of up to $50 million (the “Proposed Buyback”).

The Company is seeking a general authority for the Proposed Buyback at the General Meeting by way of a special resolution. The previous general authority granted at the Company’s annual general meeting held on 23 May 2012 was substituted and replaced by the authority sought at the Company’s general meeting on 17 August 2012 and this subsequent authority has, in turn, been fully utilised by buybacks made in connection with the tender offer.

2.	Background to the Proposed Buyback

As mentioned above, the Company continues to generate cash from its operations and reported a cash balance as at 28 December 2012 of $333.3 million compared with $277.8 million as at 30 December 2011. The Board is committed to maximizing shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded that the Proposed Buyback is in the best interests of shareholders and believes that it will enhance earnings per share.

If the Proposed Buyback is approved by shareholders, it is expected that the Company will enter into arrangements with J.P. Morgan Securities plc such that the Company will purchase shares from J.P. Morgan Securities plc who will itself, acting as principal, first have made market purchases of such shares. J.P. Morgan Securities plc will act as an independent third party, which will allow the Proposed Buyback to continue to be implemented during what would otherwise be prohibited periods of the Company (such as following the end of a financial quarter).

Based on the Company’s share price of 431.6 pence per ordinary share and an exchange rate of $1.5267/£1 at close of business on 22 February 2013, full utilisation of the proposed level of buy back at $50 million would result in the purchase of 7,588,131 ordinary shares. Authority is being sought to buy up to 16,629,000 ordinary shares representing approximately 10% of the Company’s issued share capital of 166,291,496 ordinary shares (excluding treasury shares) at 22 February 2013. The total number of outstanding options to subscribe for new ordinary shares at 22 February 2013 was 24,698,695. This represents 14.85% of the Company’s issued ordinary share capital (excluding treasury shares) at 22 February 2013. If the authority now being sought were to be fully used, the total number of outstanding options over ordinary shares at 22 February 2013 would represent 16.50% of the Company’s ordinary issued share capital (excluding treasury shares) at that date.

Further details of the Proposed Buyback, including the minimum and maximum price to be paid for the repurchased shares and the intended use of the repurchased shares, are set out in the section Explanatory Note to the Resolution.

3.	The General Meeting

Only holders of the ordinary shares of the Company may vote at the General Meeting. If you are a holder of American Depositary Shares representing ordinary shares of the Company (“ADSs”) (an “ADS Holder”), please refer to paragraph 6 which gives further details relevant to you in respect of the General Meeting. However, paragraph 6 should be read in conjunction with the document as a whole, since it contains important information.

4.	Renewal of the authority at the next annual general meeting

The authority being sought for the Proposed Buyback will expire at the conclusion of the annual general meeting of the Company to be held on 22 May 2013. Assuming that the Proposed Buyback is approved at the General Meeting, the Board intends to seek shareholder approval to renew the authority at that annual general meeting, so that the Company will have the flexibility to continue the Proposed Buyback if it is not completed by then or to make further market purchases of its own shares.

5.	Action to be taken

You will find enclosed with this circular a proxy form for use in connection with the General Meeting or any adjournment thereof. It is important to us that our shareholders have the opportunity to vote, even if they are unable to come to the General Meeting.

Whether or not you intend to be present in person at the General Meeting, you should complete and sign the proxy form in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, by no later than noon on 12 March 2013. Alternatively, you may register your proxy appointment and voting instruction electronically at www.sharevote.co.uk in accordance with the procedures set out in the notes accompanying the Notice of General Meeting by no later than noon on 12 March 2013.

If you hold your ordinary shares in uncertificated form (that is, in CREST) you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Company’s Registrar (under CREST participant ID RA19) by no later than noon on 12 March 2013. CREST members may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the Notice of General Meeting and the proxy form.

Unless an electronic registration of proxy appointment, the proxy form or the CREST Proxy Instruction (as applicable) is received by the relevant date and time specified above, it will be invalid.

Details of the relevant procedures are also set out in the Notes to the Form of Proxy and the Notice of General Meeting.

Completion and return of the Form of Proxy, an electronic registration of a proxy appointment or the making of a CREST Proxy Instruction will not preclude you from attending and voting in person at the General Meeting if you wish to do so.

6.	ADS Holders

JPMorgan Chase Bank, N.A. (the “Depositary”), the depositary of the Company’s American Depositary Receipts programme, or its nominee, is the registered owner of the ordinary shares underlying the ADSs and, therefore, ADS Holders must rely on the Depositary to exercise the rights of an ordinary shareholder on the ADS Holders’ behalf. ADS Holders may instruct the Depositary how to exercise the voting rights for the ordinary shares underlying their ADSs.

Registered ADS Holders will receive a voting card from the Depositary. Voting cards must be forwarded to the Depositary in sufficient time to reach the Depositary before 12:00 noon (Eastern Time), 11 March 2013. Only the registered holders of record at the close of business on 19 February 2013, will be entitled to execute the voting card.

The Company is a foreign private issuer as defined under Rule 3b-4 under the Securities Exchange Act of 1934. Accordingly, this circular is not subject to the disclosure requirements of US proxy solicitation.

7.	Recommendation

Your directors consider that the resolution to be proposed at the General Meeting is in the best interests of the Company’s shareholders as a whole and unanimously recommend that you vote in favour of the resolution, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Ron Mackintosh

Chairman

CSR plc

(Incorporated and registered in England and Wales with registered number 04187346)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a general meeting of CSR plc (the “Company”) will be held at Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ on 14 March 2013 at noon for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution (the “General Meeting”).

SPECIAL RESOLUTION

THAT the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1 pence each, such power to be limited:

(A)	to a maximum number of 16,629,000 ordinary shares (representing 10% of the Company’s issued ordinary share capital);

(B)	by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1 pence;

(C)	by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the higher of:

(i)

an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out at the relevant time,

such authority to apply until the end of the Company’s next annual general meeting but during this period the Company may enter into a contract to purchase ordinary shares which will, or may, be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

By Order of the Board

Brett Gladden

Company Secretary

26 February 2013

Registered office:

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

Registered in England and Wales 04187346

Explanatory Note to the Resolution

Authority is sought for the Company to purchase a maximum of 16,629,000 ordinary shares of the Company, representing approximately 10% of the ordinary shares in issue (excluding treasury shares) at the close of business on 22 February 2013, the latest practicable date prior to publication of this notice. The resolution will be proposed as a special resolution, which requires not less than a 75% majority of the votes to be cast in favour, or, where votes are taken on a poll, by not less than a 75% majority of the total voting rights of eligible members who vote.

The minimum price, exclusive of expenses, which may be paid for an ordinary share, is the nominal value of 0.1 pence. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of (i) an amount equal to 5% above the average middle market quotation for an ordinary share for the five business days immediately preceding the date of the purchase and (ii) the higher of the price of the last independent trade and the current highest independent bid on the trading venues where the purchase is carried out at the relevant time.

The Company announced on 21 February 2013 its intention to commence a share buy-back of up to $50 million subject to obtaining the requisite shareholder authority proposed in this special resolution to do so. The Company believes that this will result in an increase in earnings per share and is in the best interests of shareholders generally.

Shares which are purchased by the Company pursuant to this authority are either cancelled (and the number of shares in issue would be reduced accordingly) or retained as treasury shares. As at 22 February 2013 the Company had 16,024,113 ordinary shares in treasury.

The total number of outstanding options to subscribe for new ordinary shares at 22 February 2013 was 24,698,695 (of which 10,370 were granted prior to the Company’s flotation on 2 March 2004, 1,356,013 are outstanding arising from the options inherited with the acquisition of SiRF Technology Holdings Inc. (now CSR Technology Holdings Inc.) and 8,606,039 are outstanding arising from options inherited with the acquisition of Zoran Corporation). This represents 14.85% of the Company’s issued ordinary share capital (excluding treasury shares) at 22 February 2013. The previous authority given at the general meeting on 17 August 2012 has been fully used. If the authority now being sought were to be fully used, the total number of outstanding options over ordinary shares at 22 February 2013 would represent 16.50% of the Company’s ordinary issued share capital (excluding treasury shares) at that date.

The authority contained in the special resolution will expire at the conclusion of the annual general meeting of the Company to be held on 22 May 2013, and it is the current intention of the directors to renew this authority at that annual general meeting and annually thereafter.

Notes to the Notice of General Meeting

The following notes explain your general rights as an ordinary shareholder of the Company and your right to attend and vote at this General Meeting or to appoint someone else to vote on your behalf. References in the Notes to a shareholder therefore refer to a holder of ordinary shares in the Company.

1.

Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or by telephone on 0871 384 2668 (calls to this number cost 8 pence per minute plus network extras. Lines are open between 8.30am and 5.30pm, Monday to Friday) or for overseas shareholders on +44 121 415 7047. Shareholders can lodge their form of proxy via the Sharevote website (www.sharevote.co.uk). For details on this process, please see paragraph 9 below.

2.

To be valid, any proxy form or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or received via the Sharevote website (www.sharevote.co.uk) as provided in paragraph 9, in each case no later than noon on 12 March 2013.

3.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

4.

The return of a completed proxy form, other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder attending the General Meeting and voting in person if he or she wishes to do so.

5.

Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him or her and the shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6.

The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

7.

To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6:00pm on 12 March 2013 at the Company’s registered office, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, (or, in the event of any adjournment, 6:00pm on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8.

As at 22 February 2013 (being the latest practicable business day prior to the publication of this notice), the Company’s issued share capital consisted of 182,315,609 ordinary shares, carrying one vote each, of which 16,024,113 were being held by the Company in treasury. Therefore, the total voting rights in the Company as at 22 February 2013 were 166,291,496.

9.

You may, if you wish, register the appointment of your proxy electronically via the Sharevote website (www.sharevote.co.uk). To use sharevote you will need your Voting ID, Task ID and Shareholder Reference Number as printed on your Form of Proxy. Full details and instructions are given on the website. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the

CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by noon on 12 March 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first named being the most senior).

14.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

15.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16.

Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

17.	A copy of this notice, and other information required by section 311A of the Companies Act 2006, can be found at www.csr.com.

18.	Except as provided above, members who have general queries about the General Meeting should use the following means of communication (no other methods of communication will be accepted):

(i)

calling our shareholder helpline on 0871 384 2668 (calls to this number cost 8 pence per minute plus network extras. Lines are open between 8.30am and 5.30pm, Monday to Friday) or on +44 121 415 7047 for overseas shareholders; or

(ii)	the Company Secretary on 01223 692 000.

You may not use any electronic address provided either in this Notice of General Meeting or any related documents (including the proxy form) to communicate with the Company for any purposes other than those expressly stated.

CSR plc GENERAL MEETING SHAREHOLDER ADMISSION CARD

On arrival at the offices of CSR plc, proceed to the reception desk and ask for the CSR General Meeting. Please bring with you a suitable form of personal identification (a driving licence, photo ID card, or passport would suffice). The route to the General Meeting will be signposted.

If you come to the General Meeting, please bring this card with you. It is evidence of your right to attend and vote at the Meeting. A map showing the location of the venue of the Meeting is provided on the reverse of this card.

Form of Proxy – General Meeting to be held at noon on Thursday 14 March 2013.

Explanatory Notes for completing your Form of Proxy

If you will not be attending the General Meeting to be held on Thursday 14 March 2013, or might not do so, you can appoint another person as a proxy to attend and to speak and vote on your behalf at the meeting. Before completing the Form of Proxy, please read the guidance notes below and those on pages 7 and 8 of the accompanying Notice of the General Meeting.

1 If you wish to appoint as your proxy someone other than the chairman of the meeting, insert the name of your chosen proxy in the space provided. If the proxy is being appointed in relation to part of your holding only, please enter next to the proxy’s name the number of shares in relation to which they are authorised to act as your proxy. If this box is left blank they will be authorised in respect of your full voting entitlement.

2 To appoint more than one proxy, (an) additional proxy form(s) may be obtained by contacting the Company’s Registrar, Equiniti on 0871 384 2668, (calls to this number cost 8p per minute plus network extras. Lines are open between 8.30am and 5.30pm Monday to Friday), or you may photocopy this form. Overseas Shareholders should call +44 121 415 7047. Please indicate next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the relevant box if the proxy appointment is one of multiple appointments being made. All proxy forms must be signed and should be returned together in the same envelope. No proxy may be authorised to exercise votes which any other proxy has been authorised to exercise.

3 The ‘Vote Withheld’ option is provided to enable you to refrain from voting on the resolution. However it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ the resolution.

4 This Form of Proxy must, in the case of an individual, be signed by the appointor, or his/her attorney or, in the case of a corporation, be either given under its common seal or signed on its behalf by an attorney or duly authorised officer.

5 In the case of joint shareholders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint shareholder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company.

6 Any alterations to this Form of Proxy must be initialled by the person(s) under whose hand it is signed or executed.

7 To be valid, this Form of Proxy and any power of attorney or other authority under which it is executed

(or a duly notarised copy thereof), must be lodged with the Company’s Registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom no later than noon on Tuesday

12 March 2013.

8 You may, if you wish, register the appointment of your proxy electronically either via the website www.sharevote.co.uk or, if you hold your shares through CREST, using the CREST electronic proxy appointment service. To use sharevote you will need your Voting ID, Task ID and Shareholder Reference Number, as printed on your Form of Proxy. Full details and instructions are given on the website. To use the CREST service please refer to the guidance notes on pages 7 and 8 of the accompanying Notice of the General Meeting.

9 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST). CREST Personal Members or other CREST sponsored members and those CREST members who have appointed (a) service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

10 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by noon on Tuesday 12 March 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11 The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12 The completion and return of this Form of Proxy will not preclude a member from attending the meeting and voting in person.

CSR plc GENERAL MEETING FORM OF PROXY

VOTING ID

TASK ID

SHAREHOLDER REFERENCE NUMBER

You can submit your proxy instructions at www.sharevote.co.uk using the above numbers.

For use at the General Meeting to be held at noon on Thursday 14 March 2013.

I/We being (a) holder(s) of ordinary shares of 0.1p each in the capital of CSR plc (‘the Company’) hereby appoint the chairman of the meeting (please see Explanatory Note 1 in the accompanying notes for completing your Form of Proxy) or the following person (see Explanatory Note 1)

*

Please leave this box blank if you have selected the chairman of the meeting. Do not insert your own name(s).

as my/our proxy to exercise all or any of my/our rights to attend, speak and vote in respect of my/our voting entitlement on my/our behalf at the General Meeting of the Company to be held at the offices of the Company, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ on Thursday 14 March 2013 and at any adjournment thereof.

Please tick here if this proxy appointment is one of multiple appointments being made by the same shareholder.

* For the appointment of more than one proxy, please refer to Explanatory Note 2.

I/We direct my/our proxy to vote on the resolution proposed at the General Meeting in the manner indicated by an X in the appropriate column. Unless otherwise indicated, my/our proxy may exercise his discretion as to how he votes and whether or not he abstains from voting.

For

Against

Vote withheld

Special resolution

To grant to the Company authority to purchase its own shares under section 701 of the Companies Act 2006

Signature (See Explanatory Notes 4 and 5)

Date

If you would prefer, you may return this Form of Proxy in an envelope to Equiniti, FREEPOST SEA 10846, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL, United Kingdom.

No stamp is required.

To be valid, this form must be received no later than noon on Tuesday 12 March 2013.

BUSINESS REPLY SERVICE

Licence No. SEA 10846

Equiniti

Aspect House

Spencer Road

LANCING

BN99 6ZL

CSR plc GENERAL MEETING VENUE

Directions to CSR plc General Meeting at the offices of the Company, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ on Thursday 14 March 2013 at noon.

From the North or West Follow the A14, direction to Cambridge and then follow A14 signs for Newmarket/Felixstowe.

Turn off the A14 at the A10 (Ely) junction. Take the turning off the roundabout signposted A1309 City Centre.

At the third set of traffic lights, take the left filter lane into the Cambridge Business Park.

Churchill House is the farthest building facing down the Business Park and access to the visitors car park is gained by turning left at the roundabout situated at the end of the Business Park.

From the East

Follow the A14, direction to Cambridge

Turn off at the A10 (Ely) junction and take the first turning off the roundabout signposted A1309 City Centre. At the third set of traffic lights, take the left filter lane into the Cambridge Business Park.

Churchill House is the farthest building facing down the Business Park and access to the visitors car park is gained by turning left at the roundabout situated at the end of the Business Park.

Directions from London

From the M25 go to junction 27 and take the M11 (North) signposted Stansted.

Stay on the M11 until you reach junction 14 (45 miles approximately).

At junction 14 take the A14 eastbound, signposted Newmarket, Felixstowe. As soon as you get into the left lane, the road will spiral around in an anti-clockwise direction.

You will now join another dual carriage way. Take this road for about 3 miles and take the A10 (Ely) junction. Take the exit off the roundabout signposted A1309 City Centre. At the third set of traffic lights, take the left filter lane into the Cambridge Business Park.

Churchill House is the farthest building facing down the Business Park and access to the visitors car park is gained by turning left at the roundabout situated at the end of the Business Park.

CSR plc

Churchill House

Cambridge Business Park

Cowley Road Cambridge

CB4 0WZ

Tel +44 1223 692000

Fax +44 1223 692001

www.csr.com

Please note that older satnavs may misdirect you to take the first set of traffic lights. Please ignore this instruction.

Please note this map does not incorporate all of the street names

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 27, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary